Points International to Present at the Merriman Curhan Ford Investor Summit 2006

TORONTO, September 6, 2006 - Points International Ltd. (PIL) (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—announced today that Rob MacLean, the Company’s Chief Executive Officer, will be presenting at the Merriman Curhan Ford Investor Summit 2006, to be held September 18-20, 2006 at The Mark Hopkins Hotel in San Francisco, CA.

Points International’s investor presentation is scheduled for 10:15 a.m. PDT on Tuesday, September 19, 2006.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;

Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, Allyson.Pooley@icrinc.com.

For partnerships and other inquiries:

Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392, peter.lockhard@points.com.